Exhibit 99.3

June 18, 2007

VIA SEDAR

British Columbia Securities Commission PO Box 10142, 9th Floor Pacific Centre 701 West Georgia Street Vancouver, B.C. V7Y 1L2	Alberta Securities Commission 4th Floor, 300 - 5th Street, S.W. Calgary, Alberta T2P 3C4

Dear Sirs:
Re:	Keegan Resources Inc. (the "Company") - 2007 Annual and Special Meeting of Shareholders

Please be advised as to the meeting and record date for the Company as follows:

1.	Meeting Type:	Annual and Special
2.	Security Description of Voting Issue:	Common
3.	CUSIP Number:	CA4872751090
4.	Record Date:	Monday, August 27, 2007
5.	Mailing Date:	Wednesday, September 5, 2007
6.	Meeting Date:	Monday, October 1, 2007
6.	Meeting Location:	Vancouver, B.C.

Yours truly,

KEEGAN RESOURCES INC.

/s/ Michael Bebek

Michael Bebek
Corporate Secretary